Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: NYSE Trading Symbol: ASX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG IGD 178.0MM
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FOR IMMEDIATE RELEASE: April 21, 2006	No. 7/06

IAMGOLD FIRST QUARTER RELEASE DATE AND ANNUAL GENERAL MEETING

Toronto, Ontario, April 21, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”), will release its first quarter results on Friday May 12, 2006 before the North American markets open. Joseph Conway, President and CEO, will host a conference call to discuss these results on the same day, May 12, at 11:00 a.m. EST.

Conference Call Details

Friday May 12, 2006 at 11:00 a.m. EST. Local call-in number: 416-644-3418, N.A. toll-free: 1-800-814-4859 and Australia toll-free 011-800-0088-8228. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. May 12-19, 2006 by dialing local: 416-640-1917, passcode: 21185332# and N.A. toll-free: 1-877-289-8525, passcode: 21185332#. A replay will also be available on IAMGOLD’s website.

IAMGOLD will host the Annual General meeting for shareholders of record as of April 18, 2006, on May 23, 2006 at 3:00 p.m. EST at the TSX Auditorium, 130 King St. W., Toronto.

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.